United States securities and exchange commission logo





                             October 26, 2021

       Xiaoming Hu
       President and Chief Executive Officer
       Kandi Technologies Group, Inc.
       Jinhua New Energy Vehicle Town
       Jinhua, Zhejiang Province
       People's Republic of China
       Post Code 321016

                                                        Re: Kandi Technologies
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Form 10-Q for the
Quarter Ended June 30, 2021
                                                            File No. 001-33997

       Dear Mr. Hu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       General

   1. To the extent the comments contained in our letter dated October 26, 2021 relating to the
                                                        Form F-4 filed by Kandi
Technologies, Inc. (File No. 333-259881), including comments
                                                        1-11, apply to the
disclosure contained in the Form 10-K, which you incorporate by reference to the Form
F-4, please make appropriate and corresponding revisions.
       Item 1
       Business, page 1

   2. We note your website currently offers potential customers the ability to reserve a neighborhood or
off-road electric vehicle. Please revise your disclosure to describe
 Xiaoming Hu
FirstName LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany
October 26,NameKandi
            2021      Technologies Group, Inc.
October
Page 2 26, 2021 Page 2
FirstName LastName
         the reservation, order, and sale process. Indicate what obstacles must be overcome to start vehicle deliveries, and estimate when these will start. Disclose whether and how the final models will differ from the prototypes shown on your website.
3. Please revise your disclosure to more fully describe your principal products and services, their markets, and distribution methods. See Item 101(h)(4)(i)-(iii) of Regulation S-K.
         Please also address the following:

                Clarify the development and production status of your electric vehicle models (K23,
              K27, and K32);
                Identify whether you have made sales and deliveries of the K23, K27, and K32 in each of your key markets;
                Describe the "nationwide sales channels" of SC Autosports, LLC, and, if different, your authorized dealer network; and
                Describe your Ride-Share Program and clarify how this relates to the online ride-
              sharing service program/project.
4. We note that you identify one of your material suppliers as "Supplier D." Please disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.
5. Please outline your commitments and other material terms related to the project of
         "300,000 government-accredited ride-sharing vehicles within 5 years." Please update the status of your plans of gradual delivery of 1,000 EVs to the city of Haikou in Hainan province and 2,500 EVs to the city of Shaoxing in Zhejiang province. Please also describe more fully how your changing-battery-model functions and highlight the potential risks, if material.
6. We note your relocation from the Jinhua Industrial Park and contract to build up production facilities in Haikou City to an annual production of 100,000 EV products.
         Please clarify whether you own these production facilities, describe the "EV products"
         manufactured there, and disclose your current production capacity. Intellectual Property and Licenses, page 5

7. Please disclose the duration of your patents and other items specified in Item
         101(h)(4)(vii).
Item 1A
Risk Factors, page 7

8. We note your disclosure that identifies Fengsheng Automotive Technologies (or the
         Affiliate Company) as your third most important customer and describes the sale of your interest in the Affiliate Company in March 2021. We further note risk factor disclosure that your operating results would be materially negatively affected if your relationship with the Affiliate Company and/or your partner in the Affiliate Company changes negatively. Please revise this disclosure to reflect that Fengsheng Automotive is no longer
 Xiaoming Hu
FirstName LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany
October 26,NameKandi
            2021      Technologies Group, Inc.
October
Page 3 26, 2021 Page 3
FirstName LastName
         your affiliate, if true, and describe the material effects of the change in your relationship.
9. Please consider additional risk factor disclosure related to electric vehicle delivery delays, speed and usage restrictions, availability of charging options, sales in states where you do not have an authorized dealer, and customer ability to obtain warranty and other after-
         sale service.
Item 3
Legal Proceedings, page 19

10. Please update your description of legal proceedings. For example, please indicate the outcome of your motion to dismiss filed in March 2021 (Note 26, page F-34).
Note 6 - Summary of Significant Accounting Policies
(f) Accounts Receivable and Due from Affiliate Company and Related Parties, page F-14

11. We note your disclosure that credit terms with your customers are typically 180 to 360 days after delivery. We also note that as of December 31, 2020 and December 31, 2019, the allowance for doubtful accounts was less that 1% of your gross accounts receivable balance. Please address the following:
             Tell us how you determined the appropriate allowance amount at December 31, 2020, including your consideration of ASC 310-10-35-7 through 35-11 when establishing your allowance of doubtful accounts.
             Provide us with and revise to disclose an aging of your accounts receivable as of
              December 31, 2020 and June 30, 2021, detailing the total amounts outstanding at the balance sheet dates by categories of time, such as over 30 days, over 90 days, over six months, over one year, over two years, etc. For each category, show the amount that has been subsequently collected.
             Describe to us and revise to disclose the nature and terms of the payment commitment letters you signed with your customers, including whether they are legally enforceable.
             Revise your disclosures to present, for each period presented, a roll-forward of your allowance for doubtful accounts, returns, and deductions including a related discussion of any other significant items included in the roll-forward.
         This comment also applies to your Form 10-Q for the period ended June 30, 2021.

(s) Goodwill, page F-18

12. We note your disclosure that you evaluate your reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach and performed goodwill impairment testing at the reporting unit level and determined that no impairment was necessary. Please tell us and expand your disclosures to identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, please indicate whether the fair value substantially exceeds book value for all reporting units
 Xiaoming Hu
Kandi Technologies Group, Inc.
October 26, 2021
Page 4
         given the significant decline in your revenues for the year ended December 31, 2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Gilmore at (202) 551-3777 or Martin James at
(202) 551-
3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at (202) 551-3047 or Jay Ingram at
(202) 551-
3397 with any other questions.



FirstName LastNameXiaoming Hu                                Sincerely,
Comapany NameKandi Technologies Group, Inc.
                                                             Division of
Corporation Finance
October 26, 2021 Page 4                                      Office of
Manufacturing
FirstName LastName